UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2004

Commission File Number: 000-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC Canada V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated June 17, 2003

99.2	News Release dated July 8, 2003

99.3	News Release dated July 22, 2003

99.4	News Release dated August 5, 2003

99.5	News Release dated August 14, 2003

99.6	News Release dated August 18, 2003

99.7	News Release dated August 27, 2003

99.8	News Release dated September 2, 2003

99.9	News Release dated September 18, 2003

99.10	News Release dated September 29, 2003

99.11	Directors' Report dated October 16, 2003

99.12	Notice for the 2003 AGM

99.13	Information Circular for the 2003 AGM

99.14	Form of Proxy for the 2003 AGM

99.15	Audited Financial Statements for the Fiscal Year Ended May 31, 2003

99.16	Interim MD&A for the Period Ended May 31, 2003

99.17	News Release dated October 20, 2003

99.18	News Release dated October 21, 2003

99.19	News Release dated October 31, 2003

99.20	Interim Financial Statements for the Period Ended August 31, 2003

99.21	Interim MD&A for the Period Ended August 31, 2003

99.22	News Release dated November 3, 2003

99.23	News Release dated November 12, 2003

99.24	News Release dated November 17, 2003

99.25	News Release dated November 25, 2003

99.26	News Release dated December 2, 2003

99.27	News Release dated December 8, 2003

99.28	News Release dated January 8, 2004

99.29	News Release dated January 20, 2004

99.30	Interim Financial Statements for the Period Ended November 30, 2003

99.31	Interim MD&A for the Period Ended November 30, 2003

99.32	News Release dated February 9, 2004

99.33	News Release dated February 23, 2004

99.34	Annual Information Form for the Fiscal Year Ended May 31, 2003

99.35	News Release dated March 5, 2004

99.36	News Release dated March 12, 2004

99.37	Technical Report on the West Ridge Gold Property dated March 25, 2004

99.38	Consent of Author for the Technical Report on the West Ridge Gold Property dated March 25, 2004

99.39	News Release dated April 8, 2004

99.40	Interim Financial Statements and MD&A for the Period Ended February 28, 2004

99.41	News Release dated April 21, 2004

99.42	News Release dated April 27, 2004

99.43	News Release dated April 28, 2004

99.44	News Release dated May 18, 2004

99.45	News Release dated May 19, 2004

99.46	News Release dated May 27, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teryl Resources Corp.
(Registrant)

Date: August 3, 2007	By:	/s/ John Robertson

John Robertson
	Title:	President